Mail Stop 3561

November 15, 2006

Mr. Alexandre Routkovski, President
Iron Link, Inc.
800 Bellevue Way, N.E., Ste. 400
Bellevue, WA 98004

Re: Iron Link, Inc.
Registration Statement on Form SB-2
Filed September 27, 2006
File No. 333-137613

Dear Mr. Routkovski:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SB-2

General

1.   Please amend your registration statement to provide a currently dated consent from your auditor.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes at (202) 551-3774 or Tia L. Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

John D. Reynolds
Assistant Director